UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025             Commission File Number 001-41713

ATS CORPORATION
(Exact name of Registrant as specified in its charter)
Ontario, Canada
(Province or other jurisdiction of incorporation or organization)
3569
(Primary Standard Industrial Classification Code Number (if applicable))

98-0149239
(I.R.S. Employer Identification Number (if applicable))
730 Fountain Street North
Building 3
Cambridge, Ontario N3H 4R7
(519) 653-6500
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ATS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form        ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

96,885,705 Common Shares outstanding as of March 31, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒                                No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report on Form 40-F (the “Annual Report”) of ATS Corporation (the “Company”, the “Registrant” or “ATS”), including the documents incorporated by reference herein, contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbor” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the ATS Business Model ("ABM"); the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the development of the Company's digitalization capabilities; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; expected results of reorganization activity and their anticipated timeline; the Company’s belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies; and the uncertainty and potential impact on the Company’s business and operations due to the current macro-economic environment including the impacts of inflation, uncertainty caused by supply chain dynamics, interest rate changes, energy shortages, global price increases, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts. Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Important risks, uncertainties and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labor, materials and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; impact of factors such as increased pricing pressure, increased cost of energy and supplies and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; that the ABM is not effective in accomplishing its goals; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; that the Company is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulation or delays; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the Toronto Stock Exchange and the New York Stock Exchange; energy shortages and global prices increases; the failure to realize the savings expected from reorganization activity or within the expected timelines; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; underlying trends driving customer demand will not materialize or have the impact expected; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in the Registrant’s Annual information Form incorporated by reference herein. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The forward-looking statements and forward-looking information are made as of the date hereof and the Registrant disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Registrant’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Registrant’s plans and objectives and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

Accordingly, information included or incorporated in this Annual Report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars on March 31, 2025, the last business day of our fiscal year, based upon the daily average exchange rate as reported by the Bank of Canada, was C$1.00 = U.S.$0.6950.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading "Disclosure Controls and Procedures" contained in the Registrant's Management Discussion and Analysis for the year ended March 31, 2025 filed as Exhibit 99.2 to this annual report on Form 40-F ("2025 MD&A"), is incorporated by reference herein.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading "Internal Control Over Financial Reporting" contained in the 2025 MD&A, is incorporated by reference herein.

AUDITOR'S ATTESTATION REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading "Independent Auditor's Report" contained in the Registrant's Audited Consolidated Financial Statements for the year ended March 31, 2025 filed as Exhibit 99.3 to this annual report on Form 40-F ("2025 Financial Statements"), is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading "Internal Control Over Financial Reporting" contained in the 2025 MD&A, is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that it has at least one audit committee financial expert (as defined in paragraph 8(b) of General Instructions B of Form 40-F) serving on its audit committee. Joanne S. Ferstman has been designated an audit committee financial expert. Each individual member of the audit committee has been determined to be an independent director and are each independent, as such term is defined under Canadian Securities Administrators' National Instrument 52-110 (Audit Committees), which is the Canadian corporate governance rule that applies to the Registrant, and under the standards of the Exchange Act and the New York Stock Exchange's ("NYSE") listing standards applicable to the Registrant. The Commission has indicated that the designation or identification of an audit committee financial expert does not deem that audit committee financial expert an “expert” for any purpose, impose any duties, obligations or liability on such audit committee financial expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics, entitled "ATS Code of Business Conduct" (the "Code"). The Code applies to directors, officers, and employees, including the Registrant's principal executive officer, and principal financial officer, all of whom must review the Code on an annual basis and certify they have read and understood the Code. The full text of the Code is available on the Registrant's website at www.atsautomation.com under the Governance section. Unless and to the extent specifically referred to herein, the information on the Registrant's website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant's auditor is Ernst & Young LLP (Toronto, ON, Canada, PCAOB ID# 1263).

The information provided under the heading "Compensation of Auditors" contained in the Registrant's Annual Information Form for the year ended March 31, 2025 filed as Exhibit 99.1 to this Annual Report ("2025 AIF"), is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The information provided under the heading "Audit Committee Information" contained in the 2025 AIF is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Contractual Obligations" contained in the Registrant's Management Discussion and Analysis of the year ended March 31, 2025 filed as Exhibit 99.2 to this Annual Report ("2025 MD&A") is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The tabular disclosure provided under the heading "Contractual Obligations" contained in the 2025 MD&A is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Board of Directors has established an Audit Committee. The Audit Committee consists of three directors: Joanne S. Ferstman, Dave W. Cummings, and Kirsten Lange. Each of Ms. Ferstman, Mr. Cummings and Ms. Lange is, in the opinion of the Registrant's Board of Directors, independent (as determined under Rule 10A-3 of the Exchange Act and NYSE Listed Company Manual) and financially literate. Further disclosure is provided under the heading "Audit Committee Information" contained in the 2025 AIF is incorporated by reference herein.

CORPORATE GOVERNANCE

As a "foreign private issuer" listed on the NYSE, the Registrant is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. A summary of the significant differences can be found on the Registrant's website, www.atsautomation.com in the "Governance" section.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an Annual Report arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission. Any change to the name or address of a Registrant's agent for service shall be communicated promptly to the Commission by an amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ATS CORPORATION (Registrant)

Date: May 29, 2025	By:	/s/ Gordon Raman
Name: Gordon Raman
Title: Chief Legal Officer

EXHIBIT INDEX

The following documents are being filed as exhibits to this Annual Report.

97	Clawback Policy, (incorporated by reference to Exhibit 97 from the Registrant's Annual Report on Form 40-F (File No. 001-41713) filed with the Commission on May 16, 2024)
99.1	Annual Information Form for the year ended March 31, 2025
99.2	Management Discussion and Analysis for the year ended March 31, 2025
99.3	Audited consolidated Financial Statements for the year ended March 31, 2025
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
101	Inline Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)